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Filed by REMEC, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Spectrian Corporation
Commission File No.: 000-24360

        This filing relates to a planned merger between REMEC, Inc. ("REMEC") and Spectrian Corporation ("Spectrian") pursuant to the terms of an Amended and Restated Agreement and Plan of Merger and Reorganization, dated as of October 29, 2002, by and among REMEC, Reef Acquisition Corp. and Spectrian (the "Merger Agreement"). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Spectrian on October 31, 2002 and is incorporated by reference into this filing.

        On November 26, 2002, REMEC issued the following press release:

News Release

Contacts:

  REMEC, Inc.
  Ronald E. Ragland, Chairman & Chief Executive Officer
  David L. Morash, Chief Financial Officer
  (858) 505-3713

REMEC Pre-Announces Selected Third Quarter Results

SAN DIEGO, CA—November 26, 2002—REMEC, Inc. (Nasdaq: REMC) announced today that it expects to report sales for the third quarter of 2002 of approximately $59.5 million, an increase over second quarter results of $53.5 million, or an 11% quarter over quarter increase. While REMEC continues to experience operating losses, there was a decline in operating losses compared to the second quarter and margin improvements were seen each successive month of the quarter. REMEC expects this trend to continue with increasing sales and decreasing losses for the fourth quarter of 2002.

REMEC is issuing this press release in conjunction with the roadshow of REMEC and Spectrian Corporation (Nasdaq: SPCT) scheduled to commence on Monday, December 2, 2002 in connection with REMEC's acquisition of Spectrian. REMEC will release its operating results for the third quarter of 2002 on Monday, December 9, 2002. Management of REMEC will also host a conference call to review the third quarter results after the foregoing earnings release.

In conjunction with the roadshow of REMEC and Spectrian, REMEC also expects to host a webcast on Monday, December 2, 2002, on REMEC's website at http://www.remec.com/news/.

REMEC is a designer and manufacturer of high frequency subsystems used in the transmission of voice, video and data traffic over wireless communications networks and in defense and space electronics applications. REMEC is located at 3790 Via de la Valle, Del Mar, CA 92014. For more information, visit REMEC's website at http://www.remec.com/ or call (858) 505-3713.

Forward-looking Statements

This release contains forward-looking and preliminary statements regarding REMEC's anticipated third quarter results and REMEC's future financial and operating results. These statements are based on current expectations and are subject to a number of risks and uncertainties. Final results for the third quarter could differ materially because of unforeseen information or accounting adjustments made during the quarter-end financial statement close process.

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REMEC Pre-Announces Selected Third Quarter Results